SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2017

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated March 15, 2017 in respect of 2016 Annual Results Announcement and Closure of Register of Members.

2	Announcement dated March 15, 2017 in respect of Operational Statistics for February 2017.

3	Announcement dated March 15, 2017 in respect of Appointment of Executive Director.

FORWARD-LOOKING STATEMENTS

These announcements contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in these announcements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and usage arrangements with China Tower Corporation Limited;

•	effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing state-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: March 16, 2017

	By:	/s/ Yung Shun Loy Jacky
Name: Yung Shun Loy Jacky
Title: Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

2016 ANNUAL RESULTS ANNOUNCEMENT

AND CLOSURE OF REGISTER OF MEMBERS

Highlights:

•	Fully implemented Focus Strategy to mitigate underlying shortcomings, with business and service revenue rebounded

•	Deeply promoted open cooperation with fruitful results gradually emerging

•	Sharpened 4G edges and robust kick-off of marketing model transformation set to drive 4G scale and profitable development in future

•	Fast development of innovative businesses and extensive fibre broadband upgrade underpinned steady fixed-line revenue growth

•	Precise investment fuelled substantial network improvement in focused regions despite considerable reduction in CAPEX

•	To expedite turnaround in future through “Promote growth; Control costs; Reform mechanism”. From January to February 2017, the profit attributable to equity shareholders of the Company was approximately RMB0.46 billion[1], monthly average up by around 50% compared to the first quarter of 2016.

CHAIRMAN’S STATEMENT

Dear shareholders,

Addressing acute challenges from market competition in 2016, the Company actively advanced the implementation of the new development strategy centred on “Focus, Cooperation and Innovation” and strived to mitigate the underlying shortcomings. As a result, fundamental capabilities in network, terminals, channels, services and IT were notably enhanced, with business and service revenue restored to a positive and steady momentum while the overall competitive edges were strengthened and cemented, further solidifying the foundation of the Company for a further turnaround and healthy development in the future.

OVERALL RESULTS

To promote long-term sustainable development, the Company braved the short-term profit pressure, strengthened its fundamental capabilities, and increased cost initiatives (including selling and marketing, network operation and support expenses) as appropriate to strive for a gradual turnaround. It achieved initial success in turning around the unfavourable conditions in operation and development. In 2016, service revenue of the Company bottomed out and reached RMB240.98 billion, up 2.4% year-on-year. The Company’s EBITDA2 amounted to RMB79.50 billion, down by 9.1% year-on-year and accounted for 33.0% of the service revenue. Profit attributable to equity shareholders of the Company was RMB0.63 billion, down by 94.1% year-on-year, which, however, showed substantial improvement compared to the loss attributable to equity shareholders of the Company (excluding the gain on disposal of tower assets) of approximately RMB3.36 billion in the second half of 2015. Going forward, the Company will continue to deepen the implementation of Focus Strategy and strive to improve profitability.

Through implementing precise investment and actively promoting cooperation and resource sharing within and beyond the industry, the Company attained substantial improvement in the network capability while capital expenditure decreased to RMB72.11 billion, down by 46.1% from last year. Benefiting from the gradual improvement in service revenue and the substantial decline in capital expenditure, free cash flow of the Company turned positive and reached RMB2.48 billion.

Taking into consideration the Company’s profitability, debt, cash flow level and capital requirements for its future development, the Board has resolved not to pay a dividend for the year 2016. The Company will strive to enhance its profits while paving the way for paying a dividend for the year 2017.

BUSINESS DEVELOPMENT

4G continuously gaining edges with a robust kick-off of marketing model transformation set to accelerate mobile service development

In 2016, the Company focused on the acceleration of 4G business development, driving the turnaround of the operational challenges of mobile service. Mobile service revenue bottomed and achieved RMB145.02 billion, up 1.7% year-on-year. The number of mobile billing subscribers beat the downward trend for consecutive months last year, registering a net addition of 11.51 million and reaching a total of 263.82 million mobile billing subscribers. The ARPU of mobile billing subscribers remained stable with a slight increase to RMB46.4.

During the year, the Company expedited 4G network construction and achieved 4G network quality on par with the industry in the focused regions with ample capacity; audaciously popularised “All Network Access” handsets with dual SIM card slots, contributing to the fast improvement in terminal supply; triggered rapid increase in mobile data traffic by targeted marketing of data capacity bundled with contents and speeding up the migration of 2G/3G subscribers to 4G; and strengthened the mutual promotion and coordinated development of the integrated offerings in 4G, fixed-line broadband, video, applications, etc. In 2016, the number of 4G subscribers of the Company demonstrated a net increase of 60.40 million to a total of 104.55 million. The proportion of 4G subscribers to mobile billing subscribers increased by 22.1 percentage points year-on-year to 39.6%, still with enormous potential for growth. The monthly average DOU per 4G subscriber reached 1,521MB.

Leveraging the advantages brought by rapid improvement in 4G network capabilities, wide adoption in “All Network Access” handsets, the proprietary centralised BSS system and the nationwide e-commerce platform, the Company initiated 2I2C marketing model in the fourth quarter of 2016 and began to collaborate with Internet companies on innovative targeted marketing. Through sub-dividing market segments and strengthening data traffic operation, differentiated products and development models were established with a view to achieving win-win scenarios with both subscribers and partners. The innovative business model of 2I2C business not only enables the Company to develop new touch points for customer acquisition and lift the capabilities to drive 4G subscriber and revenue growth at low incremental cost, but also continuously enhance customer value through smart marketing and convenient promotion of consumption upgrade. At present, the 2I2C business has achieved a robust kick-off, which will facilitate marketing model transformation of the Company and accelerate the scale development of its 4G business in future.

Fast Development of Innovative Services in Key Areas Driving Steady Growth in Fixed-lined Service Revenue

In 2016, the Company sped up the development of innovative services such as IDC/cloud computing, ICT, video, IoT and others, effectively offsetting the revenue decline in fixed-line voice. The fixed-line service revenue reached RMB94.66 billion, up 3.7% year-on-year, of which the proportion of fixed-line voice revenue dropped to 14.0%,mitigating the operating risk of the decline in fixed-line voice, while further optimising the fixed-line revenue structure.

During the year, the Company actively leveraged its advantages in fibre network and informatisation with the focus on industrial Internet and platform-based services and fully promoted product development, platform support, marketing services and other core capabilities. Besides, it propelled new breakthroughs in IDC and cloud computing, ICT, Internet of Things, Big Data, IPTV, industry applications, Internet finance and other innovative services. In 2016, the Company’s IDC and cloud computing revenue reached RMB9.45 billion, up 33.7% year-on-year. ICT revenue reached RMB5.94 billion, up 37.0% year-on-year, enjoying the leading position in educational informatisation while advancing scale development in healthcare informatisation. IPTV revenue reached RMB1.41 billion, up 68.1% year-on-year.

Actively Countering Competitive Challenges in Broadband Market by Promoting Subscriber Consumption Upgrade and Integrated Development Leveraging High-Bandwidth Products and Video Applications

Faced with fierce market competition in fixed-line broadband, the Company, by taking full advantage of the network capabilities generated from fibre network upgrade, vigorously promoted high-bandwidth products and enriched video contents and applications to stimulate bandwidth upgrade and showcased differentiation and brand edges. The Company optimised fixed-line broadband customer service, installation and maintenance work flow, and strengthened support capabilities, which in turn enhanced end-to-end network experience and customer satisfaction. It also pushed forward the optimisation and upgrade of the household Internet integrated products of the broadband, video and applications to drive mutual-promoting development. In 2016, the Company’s fixed-line broadband access revenue amounted to RMB43.87 billion, maintaining steady performance year-on-year. Fixed-line broadband subscribers increased by 4.0% year-on-year to 75.24 million, of which 71.2% were Fibre-to-the-home (FTTH) subscribers. “Smart WO Family” subscribers accounted for 26.1% of the fixed-line broadband subscribers, up 12.8 percentage points year-on-year.

NETWORK DEPLOYMENT

With an aim to providing high quality network experience of “faster speed, broader coverage, better perception” to its customers, the Company focused on key regions, including 4G, fixed-line broadband and other key businesses, and deepened cooperation and co-sharing in deploying premium network with craftsmanship spirit under highly precise and efficient investment. In 2016, the Company recorded a net increase of 337,000 4G base stations to a total of 736,000, with coverage, speed and signal quality of the 4G network in key regions on par with the industry. As a result of the steady progress in the speed upgrade in fixed-line broadband, ten provinces in Northern China achieved “all fibre network”, in which city areas were basically equipped with 100Mbps access capability. The Company continued to enhance its basic network capabilities such as transmission and carrying network with industry-lowest backhaul latency. Rapid improvement in network capabilities has laid a solid foundation for the Company to accelerate its business development.

IN-DEPTH COOPERATION AND INNOVATIVE TRANSFORMATION

In 2016, the Company actively promoted in-depth cooperation in various aspects to facilitate improvement in the network and service development capability, as well as cost reduction and efficiency enhancement, with fruitful results gradually emerging. Through innovative targeted marketing cooperation with Internet companies, the Company managed to expand touch points with customers. The Company implemented infrastructure resources co-building and co-sharing within the industry; proactively promoted cooperation with mobile virtual network operators (MVNOs), maintaining leadership in MVNO subscriber market share. The Company also strengthened cooperation with private capital on local access in Southern China and promoted diversified and cross-industry cooperation for win-win development.

During the year, the comprehensive and strategic cooperation with China Telecom was smoothly progressing. During the year, a total of 70,000 4G base stations and approximately 16,000 km transmission fibre cable were co-built and co-shared. The Company also jointly promoted 6-mode “All Network Access” handsets together with China Telecom and standardised the 4K smart set-top box and broadband services. Through the cooperation, savings of approximately RMB3.3 billion in CAPEX and RMB0.35 billion in operating expenses were achieved. Looking ahead, the two parties will further open existing base station resources and strengthen the sharing, while enhancing cooperation in operational maintenance and innovative services to reap new outcomes.

The Company deepened innovation in its systems and mechanisms. For the fundamental services, the Company promoted simplification of administration and pushed forward appropriate delegation and empowerment to enhance efficiency. For the innovative services, it promoted the market-oriented reform and initiated internal innovation incubation projects to actively create an innovative ambience; improved the support capability of its IT systems and strengthened cost and risk control; systematically pushed forward the reform in human resource structure, and optimised staff incentive system and structure to motivate operational vibrancy at all levels.

CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY

The Company continues on improving corporate governance structure and strengthening execution, leading to steady enhancement in management and corporate governance. In 2016, the Company was awarded a number of accolades, including “Asia’s No. 1 Best Managed Company – TMT Sector” by FinanceAsia, and “Asia’s No. 1 Most Honored Telecom Company” by Institutional Investor.

The Company took the initiative in fulfilling its social responsibilities and actively supported the harmonious economic, social and environmental development guided by the developmental concept of being “Innovative, Coherent, Green, Open, Sharing”. The Company was committed to building the fast, green and secure premium network; actively conducted green operation, carried forward equipment reuse and reduced network energy consumption; enhanced service quality to provide consumers with the most compelling experience, assured consumption and dedicated services; shared the success and growth with its employees while adding values to them; and supported development in the western region by enhancing network coverage and service channel construction in remote areas to narrow the digital divide and create a smart lifestyle.

OUTLOOK

Currently, along with the drastic change of the market environment, the Company is undergoing a new stage of transformation. A new round of technology and industrial revolution is steering us into a new digital and intelligent era. While the transmission-based basic services remain as the main revenue stream for operators, the traditional telecommunication subscriber market has already been saturated and voice services are on the downward trend with the existing market to witness fiercer competition. The demand for data traffic, a key element of digital ecosystem, continues to increase. Innovative services addressing new demand have become the new engine for growth. With the “Internet Superpower” strategy and the “Internet+” action plan implemented by the State, the Internet of Things, cloud computing and Big Data have turned into real demands from potential market, promising great industry values. In the meantime, further release of reform benefits generated within and beyond the Company will promote China Unicom to change its operational mechanism at a higher level.

Looking into the future, the Company will respond to hardships and challenges face-to-face, grab development opportunities, deepen the implementation of Focus Strategy, persistently uphold scale and economical development as the centre, promote growth, control costs and reform mechanism, thus pushing the Company to shorten the odyssey of transformation, as well as to accelerate the turnaround in future, and step onto the healthy development path. We will unswervingly promote the innovation and transformation of operating model and manage innovative use of resources, so as to deliver sustainable growth in revenue and gradual economic improvement. We are determined to improve quality and enhance efficiency, eliminate excess capacity and destock based on the practical situation. We will promote frequency band and capacity reduction of 2G/3G networks in an orderly manner to improve management, cost effectiveness and operational efficiency. We will accelerate reform in various fields and build a more market-oriented mechanism in an effort to enhance corporate vibrancy and return.

Lastly, on behalf of the Board of Directors of the Company, I would like to express my sincere gratitude to all shareholders, customers and friends across the society for their support to the Company, and to all employees for their continuous dedication and contribution along the way!

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 15 March 2017

Note 1:	The financial data for January - February 2017 was extracted from the internal management accounts prepared under PRC accounting standards, which has not been reviewed or audited by the auditors. The financial data prepared under PRC accounting standards may differ from the data prepared under International/Hong Kong Financial Reporting Standards. Investors are cautioned not rely on the above internal data.

Note 2:	EBITDA represents profit for the year before finance costs, interest income, shares of net profit/loss of associates, share of net profit/loss of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Group.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2016 which were extracted from the audited consolidated financial statements of the Group as set out in the Company’s 2016 annual report.

CONSOLIDATED STATEMENT OF INCOME

(All amounts in Renminbi (“RMB”) millions, except per share data)

		Year ended 31 December
	Note	2016	2015
Revenue	5	274,197	277,049
Interconnection charges		(12,739)	(13,093)
Depreciation and amortisation		(76,805)	(76,738)
Network, operation and support expenses		(51,167)	(42,308)
Employee benefit expenses		(36,907)	(35,140)
Costs of telecommunications products sold		(36,529)	(44,046)
Other operating expenses		(57,357)	(54,960)
Finance costs		(5,017)	(6,934)
Interest income		1,160	438
Share of net profit/(loss) of associates		204	(759)
Share of net profit/(loss) of joint ventures		153	(42)
Other income – net		1,591	10,568

Profit before income tax		784	14,035
Income tax expenses	6	(154)	(3,473)

Profit for the year		630	10,562

Profit attributable to:
Equity shareholders of the Company		625	10,562

Non-controlling interests		5	—

Earnings per share for profit attributable to equity shareholders of the Company during the year:
Basic earnings per share (RMB)	7	0.03	0.44

Diluted earnings per share (RMB)	7	0.03	0.44

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Year ended 31 December
	2016	2015
Profit for the year	630	10,562

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	(544)	(1,050)
Tax effect on changes in fair value of financial assets through other comprehensive income	14	(1,129)

Changes in fair value of financial assets through other comprehensive income, net of tax	(530)	(2,179)

Remeasurement of net defined benefit liability, net of tax	14	20

	(516)	(2,159)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	153	60

Other comprehensive income for the year, net of tax	(363)	(2,099)

Total comprehensive income for the year	267	8,463

Total comprehensive income attributable to:
Equity shareholders of the Company	262	8,463

Non-controlling interests	5	—

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts in RMB millions)

		As at 31 December
	Note	2016	2015
ASSETS
Non-current assets
Property, plant and equipment		451,115	454,631
Lease prepayments		9,436	9,148
Goodwill		2,771	2,771
Interest in associates		32,248	31,997
Interest in joint ventures		1,175	978
Amounts due from related parties		—	18,322
Deferred income tax assets		5,986	5,642
Financial assets at fair value through other comprehensive income	8	4,326	4,852
Other assets		24,879	25,335

		531,936	553,676

Current assets
Inventories and consumables		2,431	3,946
Accounts receivable	9	13,622	14,957
Prepayments and other current assets		14,023	10,864
Amounts due from related parties		22,724	2,846
Amounts due from domestic carriers		3,908	1,994
Financial assets at fair value through profit and loss		123	106
Short-term bank deposits and restricted bank deposits		1,754	202
Cash and cash equivalents		23,633	21,755

		82,218	56,670

Total assets		614,154	610,346

		As at 31 December
	Note	2016	2015
EQUITY
Equity attributable to equity shareholders of the Company
Share capital		179,102	179,102
Reserves		(21,017)	(20,734)
Retained profits
– Proposed final dividend	10	—	4,071
– Others		69,322	68,777

		227,407	231,216

Non-controlling interests		275	—

Total equity		227,682	231,216

LIABILITIES
Non-current liabilities
Long-term bank loans		4,495	1,748
Promissory notes		17,906	36,928
Corporate bonds		17,970	2,000
Deferred income tax liabilities		113	18
Deferred revenue		2,998	2,005
Other obligations		335	357

		43,817	43,056

		As at 31 December
	Note	2016	2015
Current liabilities
Short-term bank loans		76,994	83,852
Commercial papers		35,958	19,945
Current portion of long-term bank loans		161	84
Current portion of promissory notes		18,976	2,499
Accounts payable and accrued liabilities	11	143,224	167,396
Taxes payable		732	3,163
Amounts due to ultimate holding company		2,463	1,437
Amounts due to related parties		8,700	3,930
Amounts due to domestic carriers		1,989	1,300
Dividend payable		920	920
Current portion of corporate bonds		2,000	—
Current portion of deferred revenue		369	394
Current portion of other obligations		3,141	2,797
Advances from customers		47,028	48,357

		342,655	336,074

Total liabilities		386,472	379,130

Total equity and liabilities		614,154	610,346

Net current liabilities		(260,437)	(279,404)

Total assets less current liabilities		271,499	274,272

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

			Year ended 31 December
	Note		2016	2015
Cash flows from operating activities
Cash generated from operations	(a	)	81,168	91,169
Interest received			335	319
Interest paid			(4,938)	(4,943)
Income tax paid			(1,972)	(2,244)

Net cash inflow from operating activities			74,593	84,301

Cash flows from investing activities
Purchase of property, plant and equipment			(98,293)	(88,465)
Proceeds from disposal of property, plant and equipment and other assets			6,392	2,333
Dividends received from financial assets at fair value through other comprehensive income			357	365
Proceeds from disposal of financial assets at fair value through profit and loss			68	19
Dividends received from associates			—	10
Purchase of other assets			(4,092)	(4,542)
Acquisition of financial assets at fair value through profit and loss			(51)	(66)
Acquisition of financial assets at fair value through other comprehensive income			(18)	—
Acquisition of interest in associates			(48)	(8)
Acquisition of interest in joint ventures			(64)	(1,000)

Net cash outflow from investing activities			(95,749)	(91,354)

		Year ended 31 December
	Note	2016	2015
Cash flows from financing activities
Proceeds from exercise of share options		—	1
Capital contributions from non-controlling interests		270	—
Proceeds from commercial papers		59,880	30,000
Proceeds from short-term bank loans		142,567	139,663
Proceeds from long-term bank loans		3,307	1,920
Proceeds from ultimate holding company loan		—	1,344
Proceeds from promissory notes		—	17,957
Proceeds from corporate bonds		17,965	—
Repayment of commercial papers		(44,000)	(20,000)
Repayment of short-term bank loans		(149,425)	(149,072)
Repayment of long-term bank loans		(84)	(45)
Repayment of related party loan		—	(473)
Repayment of ultimate holding company loan		(1,344)	(1,344)
Repayment of convertible bond		—	(11,664)
Repayment of finance lease		(406)	(217)
Repayment of promissory notes		(2,500)	—
Payment of issuing expense for promissory notes		(102)	—
Dividends paid to equity shareholders of the Company	10	(4,071)	(4,643)
Net deposits received by China Unicom Finance Company Limited (“Finance Company”)		2,397	—
Statutory reserve deposits placed by Finance Company		(1,577)	—

Net cash inflow from financing activities		22,877	3,427

Net increase/(decrease) in cash and cash equivalents		1,721	(3,626)
Cash and cash equivalents, beginning of year		21,755	25,308
Effect of changes in foreign exchange rate		157	73

Cash and cash equivalents, end of year		23,633	21,755

Analysis of the balances of cash and cash equivalents:
Cash balances		1	1
Bank balances		23,632	21,754

		23,633	21,755

(a)    The reconciliation of profit before income tax to cash generated from operations is as follows:

	Year ended 31 December
	2016	2015
Profit before income tax	784	14,035
Adjustments for:
Depreciation and amortisation	76,805	76,738
Interest income	(1,160)	(120)
Finance costs	4,832	6,641
Loss/(Gain) on disposal of property, plant and equipment and other assets	355	(7,280)
Impairment losses for doubtful debts and write-down of inventories	4,173	4,054
Impairment losses for property, plant and equipment	—	29
Dividends from financial assets at fair value through other comprehensive income	(357)	(397)
Share of net (profit)/loss of associates	(204)	759
Share of net (profit)/loss of joint ventures	(153)	42
Other investment (gain)/loss	(9)	8
Changes in working capital:
Increase in accounts receivable	(2,664)	(3,666)
Decrease/(Increase) in inventories and consumables	1,354	(73)
Increase in other assets	(4,763)	(6,142)
Decrease/(Increase) in prepayments and other current assets	4,171	(1,630)
(Increase)/Decrease in amounts due from related parties	(3,302)	2,905
(Increase)/Decrease in amounts due from domestic carriers	(1,914)	126
Decrease in accounts payable and accrued liabilities	(812)	(1,927)
(Decrease)/Increase in taxes payable	(1,176)	5,126
(Decrease)/Increase in advances from customers	(1,329)	1,465
Increase/(Decrease) in deferred revenue	395	(81)
Increase/(Decrease) in other obligations	69	(17)
Increase/(Decrease) in amounts due to ultimate holding company	73	(185)
Increase in amounts due to related parties	5,311	861
Increase/(Decrease) in amounts due to domestic carriers	689	(102)

Cash generated from operations	81,168	91,169

NOTES (All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice, LTE FDD cellular voice, TD-LTE cellular voice and related value-added services are referred to as the “mobile service”. The services aforementioned other than the mobile service are hereinafter collectively referred to as the “fixed-line service”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

Disposal of Telecommunications Towers and Related Assets and Leaseback

On 11 July 2014, the Company (through China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company)) entered into an agreement with China Mobile Communications Company Limited and its related subsidiaries (“China Mobile”) and China Telecom Corporation Limited (“China Telecom”) to establish China Tower Corporation Limited (“Tower Company”). Pursuant to the agreement, the Company subscribed for 3.01 billion shares at a par value of RMB1.00 per share in the registered capital of Tower Company in cash, representing 30.1% of the registered capital of Tower Company.

On 14 October 2015, CUCL and Unicom New Horizon Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company) entered into a transfer agreement (the “Transfer Agreement”), amongst China Mobile, China Telecom, China Reform Holdings Corporation Limited (“CRHC”), and Tower Company. Pursuant to the Transfer Agreement, the Group, China Mobile and China Telecom will sell certain of their telecommunications towers and related assets (the “Tower Assets”) to Tower Company (hereinafter referred to as the “Tower Assets Disposal”) in exchange for shares issued by Tower Company and cash consideration. In addition, CRHC will make a cash subscription for shares of Tower Company.

The Tower Assets Disposal was completed on 31 October 2015 (“Completion Date”). The final consideration amount for the Tower Assets Disposal attributed to the Group was determined as RMB54,658 million. Tower Company issued 33,335,836,822 shares (“Consideration Shares”) to CUCL at an issue price of RMB1.00 per share and the balance of the consideration of approximately RMB21,322 million payable in cash (“Cash Consideration”). The first tranche of the Cash Consideration of RMB3,000 million payable by Tower Company was settled in February 2016. The remaining balance of the Cash Consideration is to be settled before 31 December 2017.

Upon the issuance of new shares by Tower Company, the Group, China Mobile, China Telecom and CRHC own 28.1%, 38.0%, 27.9% and 6.0% of Tower Company respectively.

At the time the Tower Assets Disposal was completed, CUCL and the Tower Company were in the process of finalising the terms of lease and service. However, to ensure there were no interruptions in the operations of the Group, the Tower Company had undertaken to allow the Group to use the Tower Assets during a transition period, notwithstanding that the terms of the lease and service have not been finalised, and CUCL paid service charges for the use of the Tower Assets from the Completion Date to the date that formal agreement was finalised. In addition, CUCL also leased other telecommunications towers and related assets from the Tower Company which were previously owned by China Mobile and China Telecom, or constructed by the Tower Company.

On 8 July 2016, CUCL and Tower Company entered into a framework agreement in relation to the usage of certain telecommunications towers and related assets (the “Agreement”). The Agreement stipulated specific terms including assets categories, pricing basis for usage charges, and relevant service period etc. Provincial service agreements and detailed lease confirmation for specified towers have been signed subsequently. According to these agreements, the Group recognised operating lease and other service charges for the year ended 31 December 2016 of totalled RMB14,887 million (2015: approximately RMB2,926 million) in connection with its use of telecommunication towers and related assets, inclusive of charges for the service elements and the service charges during the transition period.

2.	STATEMENT OF COMPLIANCE

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs. The financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”) and the requirements of the Hong Kong Companies Ordinance.

The financial information relating to the financial years ended 31 December 2016 and 2015 that is included in this announcement does not constitute the Company’s statutory annual consolidated financial statements for those financial years but is derived from those financial statements. Further information relating to these statutory financial statements disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2015 to the Registrar of Companies in accordance with section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap 622) and will deliver the financial statements for the year ended 31 December 2016 in due course.

The Company’s auditor has reported on those financial statements for both years. The auditor’s reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under section 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap 622).

3.	BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value.

(a)	Going Concern Assumption

As at 31 December 2016, current liabilities of the Group exceeded current assets by approximately RMB260.4 billion (2015: approximately RMB279.4 billion). Given the current global economic conditions and the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB310.9 billion of revolving banking facilities and registered quota of corporate bonds, of which approximately RMB208.3 billion was unutilised as at 31 December 2016; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2016 have been prepared on a going concern basis.

(b)	New Accounting Standards and Amendments

The IASB and HKICPA has issued a number of amendments to IFRSs/HKFRSs that are first effective for the current accounting period of the Group. None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (“CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single external customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	REVENUE

Revenue from telecommunications services are subject to value-added tax (“VAT”) and VAT rates applicable to various telecommunications services. The VAT rate for basic telecommunications services is 11%; the VAT rate for value-added telecommunications services is 6% and the VAT rate for sales of telecommunications products remains at 17%. Basic telecommunications services include business activities for the provision of voice services, as well as business activities in relation to rental or sales of bandwidth, wavelength and other network elements etc; value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, electronic data and information transmission and application services, Internet access service etc. VAT is excluded from the revenue.

The major components of revenue are as follows:

	2016	2015
Total service revenue from mobile service	145,018	142,620
Total service revenue from fixed-line service	94,659	91,261
Other service revenue	1,305	1,397

Total service revenue	240,982	235,278
Sales of telecommunications products	33,215	41,771

	274,197	277,049

6.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2015: 16.5%) on the estimated assessable profits for the year. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2015: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2015: 15%).

	2016	2015
Provision for income tax on the estimated taxable profits for the year
– Hong Kong	13	23
– Mainland China and other countries	1,722	3,990
(Over)/Under-provision in respect of prior years	(41)	16

	1,694	4,029
Deferred taxation	(1,540)	(556)

Income tax expenses	154	3,473

7.	EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2016 and 2015 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2016 and 2015 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. No dilutive potential ordinary shares for the year ended 31 December 2016 and 2015.

The following table sets forth the computation of basic and diluted earnings per share:

	2016	2015
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic/diluted earnings per share	625	10,562

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	23,947	23,947

Basic/Diluted earnings per share (in RMB)	0.03	0.44

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2016	2015
Listed in the PRC	147	164
Listed outside the PRC	4,138	4,665
Unlisted	41	23

	4,326	4,852

For the year ended 31 December 2016, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB544 million (2015: decrease of approximately RMB1,050 million). The decrease, net of tax impact, of approximately RMB530 million (2015: decrease, together with tax impact, of approximately RMB2,179 million) has been recorded in the consolidated statement of comprehensive income.

9.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable, based on the billing date and net of allowance of doubtful debts, is as follows:

	2016	2015
Within one month	6,557	9,155
More than one month to three months	3,181	2,291
More than three months to one year	2,869	2,501
More than one year	1,015	1,010

	13,622	14,957

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

10.	DIVIDENDS

At the annual general meeting held on 12 May 2016, the shareholders of the Company approved the payment of a final dividend of RMB0.17 per ordinary share for the year ended 31 December 2015, totaling approximately RMB4,071 million which has been reflected as a reduction of retained profits for the year ended 31 December 2015. Among the dividend payable of approximately RMB920 million was due to Unicom BVI as at 31 December 2016.

The Board has resolved not to pay a final dividend for the year ended 31 December 2016.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from the State Administration of Taxation of the PRC, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 31 December 2016, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE enterprise shareholders(including HKSCC Nominees Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of payables and accrued liabilities is based on the invoice date as follows:

	2016	2015
Less than six months	120,191	146,336
Six months to one year	11,689	9,772
More than one year	11,344	11,288

	143,224	167,396

BUSINESS OVERVIEW

In 2016, faced with profound changes in the market environment and challenges such as industry transformation, speed upgrade and tariff reduction and intensified competition, the Company fully implemented Focus Strategy by focusing on 4G services and on key regions, promoted the widespread adoption of “All Network Access” terminals, launched targeted marketing campaigns, enforced simplification of administration and power delegation, resulting a bottom-out of business development.

Mobile Service

In 2016, the Company further optimised its 4G product offerings, leveraged Big Data to drive existing users value enhancement, and initiated the “Three Missions” in key cities, namely customer acquisition, migration of 2G to 4G and monetisation of data capacity to propel the transformation of operating model. Meanwhile, the Company also proactively expanded external cooperation, and partnered deeply with Internet companies to develop integrated products combining dedicated data traffic with third-party applications in an attempt to drive data usage via content and applications. The business momentum of mobile service improved substantially and bottomed out. Mobile billing subscribers witnessed a net increase of 11.51 million to a total of 263.82 million during the year. Mobile billing subscriber ARPU was RMB46.4. Mobile handset data traffic reached 1,608.1 billion MB, up by 131.1% year-on-year. More than 2,400 partner companies have joined the WO+ open platform, with a total of 1.83 billion function calls during the year.

Fixed-line Service

In 2016, the Company continued to market its upgraded fibre network with an emphasis on high speed and premier quality, focused on promoting the sense of competition and efficient use of resources, fostered a shift in practice from passive sales to proactive marketing and customer acquisition, and strengthened cooperation with private capital in Southern China. The Company drove the establishment of a 4K UHD industry alliance to speed up innovation and development in home Internet, and to promote steady growth of fixed-line service. The number of broadband subscribers witnessed a net increase of 2.91 million to a total of 75.24 million. Broadband access ARPU was RMB49.4. FTTH subscriber penetration reached 71.2%, up by 18.1 percentage points year-on-year. The number of fixed-line local access subscribers decreased by 7.21 million to 66.65 million.

Network Capabilities

In 2016, led by 4G and fibre network upgrade, the Company quickly built up a premium 4G network with comprehensive coverage and favourable user perception, creating strong brand recognition for superior network with craftsmanship. Network quality was on par with industry in the key regions. The Company had a total of 736,000 4G base stations in operation, of which 539,000 were located in 139 key cities. The Company undertook massive construction of fibre broadband network and “all fibre network” upgrade, with 10 provinces in Northern China achieved “all fibre network” by the end of 2016. The number of broadband access ports amounted to 190 million, 98.0% of which were FTTX access ports.

The Company continued to optimise its international network deployment. As at the end of 2016, its total international submarine cable bandwidth reached 12.1T, total cross-border terrestrial cable bandwidth reached 7.6T, international outbound Internet bandwidth reached 1,711G, with international roaming covering 609 operators in 250 countries and regions.

Marketing

Branding

In 2016, the Company focused on key cities, young mobile Internet users and video service, rebuilt the reputation of WO 4G+ under the theme of “Premium WO 4G+ Network with Endless Surprises” by highlighting its merits of fast network speed, abundant data allowance and rich contents. Meanwhile, the Company promoted the brand concept of “Wonderful WO” in all-around manner through extensive publicity of its advantages in both broadband and integrated businesses, so as to constantly enhance the brand influence of “WO”.

Marketing Strategies

In 2016, the Company deepened implementation of Focus Strategy, initiated the “Three Missions” in key regions, innovated its tariff and product models, transformed its distribution model, and developed customer value management system. The Company also strengthened brand promotion, endeavoured to build a content and application ecosystem centred around video and bolstered its Big Data support capability, thereby effectively promoting its business transformation and development.

The Company laid foundation for innovative services by establishing a number of industrial Internet bases and incubation centres in key business areas and focusing on industrial Internet and platform-based businesses. It achieved rapid growth in ICT, IDC and cloud computing, Internet of Things and Big Data, etc. Meanwhile, the Company forged strategic partnership with various Internet companies to cooperate on integrated product development, mutual promotion and joint operation, so as to fuel its innovative service development.

Distribution Channels

In 2016, backed by its WO retail platform, the Company developed a business model of offering terminal supply chain services to channels with over 15,000 self-owned terminal chain stores. Leaning on multiple touch points, the Company turned the electronic channel into a major channel for servicing customers and an important channel for product sales. The Company launched in-depth cooperation with large Internet companies with a robust kick-off in 2I2C offering. The Company widely developed online marketing system both internally and externally, as well as the integrated O2O functions, thus effectively enhancing its marketing capabilities.

Customer Care

In 2016, the Company strengthened its monitoring over service quality and operation of the major service touch points, and further improved the customer-oriented assessment system for managing and evaluating customer reputation and user experience. By accelerating the transformation and upgrade of traditional channels and deepening smart customer service operation, the Company developed a professional and coordinated service model addressing “Internet+ Services”, established a customer reward and loyalty programme platform built upon the Internet era, proactively mitigated service shortcomings and improved customer perception. The Company maintained the lowest rates of customer complaint and unsolicited charges in the industry for the year.

FINANCIAL OVERVIEW

I.	OVERVIEW

In 2016, the Company actively responded to the challenge of “Speed Upgrade and Tariff Reduction”1, “Real-name registration” and increased competition. At the same time, the Company actively mitigated underlying shortcomings and increased cost initiatives as appropriate to strive for an accelerated turnaround, enhance the ability of sustainable development. The Company’s revenue was RMB274.20 billion in 2016, down by 1.0% compared with last year, of which service revenue stopped deteriorating and stablilised and reached RMB240.98 billion, up by 2.4% compared with last year. Profit for the year2 was RMB0.63 billion, down by 94.1% compared with last year, decreased by RMB3.00 billion compared with last year (excluding the net gain on disposal of telecommunication towers).

In 2016, net cash flow from operating activities was RMB74.59 billion. Capital expenditure was RMB72.11 billion. Liabilities-to-assets ratio was 62.9% as at 31 December 2016.

II.	REVENUE

In 2016, the Company’s revenue was RMB274.20 billion, down by 1.0% compared with last year, of which, service revenue accounted for RMB240.98 billion, up by 2.4% compared with last year. Revenue from sales of telecommunications products was RMB33.22 billion, down by 20.5% compared with last year.

The table below sets forth the composition of service revenue, including as a percentage of the service revenue for the years of 2016 and 2015:

	2016		2015
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue
Service revenue	240.98	100.0%	235.28	100.0%
Include: Mobile service	145.02	60.2%	142.62	60.6%
Fixed-line service	94.66	39.3%	91.26	38.8%
Include: Fixed-line broadband access	43.87	18.2%	43.86	18.6%
IDC and cloud computing	9.45	3.9%	7.07	3.0%

1.	Mobile Service

In 2016, service revenue from the mobile service was RMB145.02 billion, up by 1.7% compared with last year.

2.	Fixed-line Service

In 2016, service revenue from the fixed-line service was RMB94.66 billion, up by 3.7% compared with last year. Out of service revenue from the fixed-line service, revenue from broadband access was RMB43.87 billion which were basically same as last year. Revenue from IDC and cloud computing was RMB9.45 billion, up to 33.7% compared with last year.

III.	COSTS AND EXPENSES

In 2016, total costs and expenses amounted to RMB273.41 billion, up by 4.0% compared with last year.

The table below sets forth the major items of the costs and expenses and their respective percentage of the revenue for the years of 2016 and 2015:

	2016		2015
(RMB in billions)	Total amount	As a percentage of revenue	Total amount	As a percentage of revenue
Total costs and expenses	273.41	99.71%	263.01	94.93%
Operating costs	271.49	99.01%	266.28	96.11%
Include: Interconnection charges	12.74	4.65%	13.09	4.73%
Depreciation and amortisation	76.80	28.01%	76.74	27.70%
Network, operation and support expenses	51.17	18.66%	42.31	15.27%
Employee benefit expenses	36.91	13.46%	35.14	12.68%
Costs of telecommunications products sold	36.53	13.32%	44.05	15.90%
Selling and marketing expenses	34.65	12.64%	31.97	11.54%
General, administrative and other expenses	22.69	8.27%	22.98	8.29%
Finance costs, net of interest income	3.86	1.41%	6.50	2.34%
Share of net (profit)/loss of associates	-0.20	-0.07%	0.76	0.27%
Share of net (profit)/loss of joint ventures	-0.15	-0.06%	0.04	0.02%
Other income-net	-1.59	-0.58%	-10.57	-3.81%

1.	Interconnection charges

Mainly due to the decrease in volume of the interconnection voice calls, the interconnection charges amounted to RMB12.74 billion in 2016, down by 2.7% compared with last year and, as a percentage of revenue, decreased from 4.73% in 2015 to 4.65% in 2016.

2.	Depreciation and amortisation

Depreciation and amortisation charges in 2016 were RMB76.80 billion which were basically same as last year and, as a percentage of revenue, changed from 27.70% in 2015 to 28.01% in 2016.

3.	Network, operation and support expenses

The transformation of the tower operation model3 and expanded network scale caused rapid growth in usage fee of telecommunication towers. The Company incurred network, operation and support expenses of RMB51.17 billion in 2016, up by 20.9% compared with last year. Network, operation and support expenses, as a percentage of revenue, changed from 15.27% in 2015 to 18.66% in 2016.

4.	Employee benefit expenses

The Company continued to deepen the reform in recruitment and remuneration as well as resources allocation. The Company’s employee benefit expenses amounted to RMB36.91 billion in 2016, up by 5.0% compared with last year and, as a percentage of revenue, changed from 12.68% in 2015 to 13.46% in 2016.

5.	Cost of telecommunications products sold

Costs of telecommunications products sold amounted to RMB36.53 billion and revenue from sales of telecommunications products amounted to RMB33.22 billion in 2016. Loss on sales of telecommunications products was RMB3.31 billion, of which the Company continued to optimise the terminal contract product mix, terminal subsidy cost accounted to RMB3.07 billion in 2016, up by 7.8% compared with last year.

6.	Selling and marketing expenses

To accelerate business development and strive for revenue growth while enhance customers quality, the Company continued to optimise its selling and marketing strategies and increased selling and marketing expenses as appropriate. In 2016, selling and marketing expenses were RMB34.65 billion, up by 8.4% compared with last year and, as a percentage of revenue, increased from 11.54% in 2015 to 12.64% in 2016.

7.	General, administrative and other expenses, exclude selling and marketing expenses and cost of telecommunications products sold

General, administrative and other expenses were RMB22.69 billion in 2016, down by 1.2% compared with last year and, as a percentage of revenue, basically the same as last year.

8.	Finance costs, net of interest income

In 2016, finance costs, net of interest income, was RMB3.86 billion, down by RMB2.64 billion compared with last year. The decrease in finance costs, net of interest income compared with last year was mainly because there was the exchange loss accounted for RMB2.10 billion in last year as a result of the changes in exchange rate.

9.	Other income-net

Other income-net was RMB1.59 billion in 2016, decreased by RMB8.98 billion compared with last year. The decrease in other income-net compared with last year was mainly due to the net gain on disposal of telecommunication towers (before tax) amounted to RMB9.25 billion in last year.

IV.	EARNINGS

1.	Profit before income tax

Under the influence of increased tower usage fee which caused increased in network, operation and support expenses and selling and marketing expenses, the Company’s profit before income tax was RMB0.78 billion in 2016. Exclude the net gain on disposal of telecommunication towers (before tax) amounted to RMB9.25 billion in last year, the Company’s profit before income tax decreased by RMB4.01 billion compared with last year.

2.	Income tax

In 2016, the Company’s income tax was RMB0.15 billion and the effective tax rate was 19.6%.

3.	Profit for the year

In 2016, the Company’s profit for the year2 was RMB0.63 billion. The Company’s profit for the year decreased by RMB3.00 billion compared with last year (excluding the net gain on disposal of telecommunication towers in last year). Basic earnings per share was RMB0.026, down by 94.1% compared with last year.

V.	EBITDA[4]

In 2016, the Company’s EBITDA was RMB79.50 billion, down by 9.1% compared with last year. EBITDA as a percentage of service revenue was 33.0%, down by 4.2 percentage points compared with last year.

VI.	CAPITAL EXPENDITURE AND CASH FLOW

In 2016, capital expenditure of the Company totaled RMB72.11 billion, which mainly consisted of investments in mobile network, broadband and data, and infrastructure and transmission network etc. Out of the total capital expenditure, capital expenditure attributable to mobile network was RMB27.74 billion; capital expenditure attributable to broadband and data service was RMB16.84 billion; and capital expenditure attributable to infrastructure and transmission network was RMB19.71 billion.

In 2016, the Company’s net cash inflow from operating activities was RMB74.59 billion. Free cash flow was RMB2.48 billion after the deduction of the capital expenditure in 2016.

The table below sets forth the major items of the capital expenditure in 2016.

	2016
(RMB in billions)	Total amount	As percentage
Total	72.11	100.0%
Include: Mobile network	27.74	38.5%
Broadband and data	16.84	23.4%
Infrastructure and transmission network	19.71	27.3%
Others	7.82	10.8%

VII.	BALANCE SHEET

The Company’s total assets increased from RMB610.35 billion as at 31 December 2015 to RMB614.15 billion as at 31 December 2016. Total liabilities changed from RMB379.13 billion as at 31 December 2015 to RMB386.47 billion as at 31 December 2016. The liabilities-to-assets ratio changed from 62.1% as at 31 December 2015 to 62.9% as at 31 December 2016. The debt- to-capitalisation ratio changed from 39.2% as at 31 December 2015 to 43.6% as at 31 December 2016. The net debt-to-capitalisation ratio was 37.7% as at 31 December 2016. Taking into consideration the Company’s stable net cash inflows from its operating activities and good credit records, the Company believes that it should have sufficient funds to meet its needs for working capital.

Note 1:	According to “Guiding Opinions on Accelerating the construction of high-speed broadband network to promote the network speed and lowering the data tariffs” issued by General Office of the State Council of the PRC in 2015, telecommunication industry should accelerating the construction of high-speed broadband network and further promote the network speed and lowering the data tariffs in order to improve the service.

Note 2:	Profit for the year refer to profit attribute to equity shareholders of the Company.

Note 3:	Following the establishment of China Tower Corporation Limited (hereafter referred to as “Tower Company”) in 2014, the Company sold certain telecommunications towers and related assets to Tower Company in 2015. Therefore, the operation model regarding the use of telecommunications towers changed from self-construction and self-maintenance to payment of usage fee to Tower Company.

Note 4:	EBITDA represents profit for the year before finance costs, interest income, shares of net profit/loss of associates, share of net profit/loss of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Group.

AUDIT COMMITTEE

The Audit Committee, together with the management and the auditor of the Company, KPMG, have reviewed the accounting principles and practices adopted by the Group, and discussed internal control and financial reporting matters, including the review of the audited consolidated financial statements for the financial year ended 31 December 2016.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Board is committed to high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business. The Company has complied with the code provisions in the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the year ended 31 December 2016, except for the following:

The roles and responsibilities of chairman and chief executive of the Company were performed by the same individual for the year ended 31 December 2016. Mr. Wang Xiaochu serves as Chairman and CEO of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Wang Xiaochu is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company. The Board believes that at the present stage, Mr. Wang Xiaochu and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

The directors of the Company (including non-executive directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company’s articles of association and at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the “Model Code for Securities Transactions by Directors of Listed Issuers” (the “Model Code”), as set out in Appendix 10 to the Listing Rules to govern securities transactions by directors. Further to the specific enquiries made by the Company to the directors, all directors have confirmed their compliance with the Model Code for the year ended 31 December 2016.

REPURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

For the year ended 31 December 2016, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed securities.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held on 10 May 2017 (the “AGM”). Notice of AGM will be published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk and will be sent to Shareholders in due course.

The register of members of the Company will be closed from 5 May 2017 to 10 May 2017, both days inclusive, for the purpose of ascertaining the Shareholders’ rights to attend and vote at the AGM (and any adjournment thereof). In order to qualify for attendance and voting at the AGM, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 4 May 2017.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

The 2016 annual results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of the Hong Kong Stock Exchange at www.hkexnews.hk. The 2016 annual report will be available on the websites of the Hong Kong Stock Exchange and the Company, and will be dispatched to the Shareholders in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

By order of the Board
China Unicom (Hong Kong) Limited
Yung Shun Loy Jacky
Company Secretary

Hong Kong, 15 March 2017

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Wang Xiaochu, Lu Yimin and Li Fushen

Non-executive director:	Cesareo Alierta Izuel

Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

OPERATIONAL STATISTICS FOR FEBRUARY 2017

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of February 2017.

Operational statistics for the month of February 2017 are as follows:

February 2017
MOBILE BUSINESS:
Aggregate Number of Mobile Billing Subscribers	265.624 million
Net Addition of Mobile Billing Subscribers	0.536 million
Of which:
Aggregate Number of 4G Subscribers	116.113 million
Net Addition of 4G Subscribers	5.584 million
FIXED-LINE BUSINESS:
Aggregate Number of Fixed-Line Broadband Subscribers	76.232 million
Net Addition of Fixed-Line Broadband Subscribers	0.086 million
Aggregate Number of Local Access Subscribers	65.346 million
Net Addition of Local Access Subscribers	(0.507) million

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Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of February 2017 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 15 March 2017

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Lu Yimin and Li Fushen

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

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Exhibit 3

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

APPOINTMENT OF EXECUTIVE DIRECTOR

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce that Mr. Shao Guanglu (“Mr. Shao”) has been appointed as an Executive Director of the Company with effect from 16 March 2017.

Mr. Shao, aged 52, was appointed as Senior Vice President of the Company in April 2011. Mr. Shao is a senior engineer. He received a bachelor’s degree from Harbin Institute of Technology in 1985, a master’s degree in engineering and a master’s degree in economics from Harbin Institute of Technology in 1988 and 1990, respectively, a master’s degree in management from BI Norwegian Business School in 2002 and a doctor’s degree in management from Nankai University in 2009. Mr. Shao joined China United Network Communications Group Company Limited (“Unicom Group”) in February 1995. Mr. Shao was Deputy General Manager of Tianjin Branch, Deputy General Manager of Henan Branch, General Manager of Guangxi Branch, as well as General Manager of Human Resource Department of Unicom Group. Mr. Shao also serves as a Vice President of Unicom Group, a Director of China United Network Communications Limited and a Director and Senior Vice President of China United Network Communications Corporation Limited. Mr. Shao has worked in the telecommunications industry for a long period of time and has extensive management experience.

Mr. Shao has not entered into any service contract with the Company which provides for a specified length of service. The terms of services do not expressly require the Company to give more than one year’s notice period or to make payments equivalent to more than one year’s emoluments to terminate the service. Pursuant to the articles of association, Mr. Shao is required to retire and offer for re-election at the forthcoming annual general meeting of the Company.

The remuneration of Mr. Shao as an Executive Director of the Company will be determined by the Board with reference to his duties and responsibilities in the Company, his experience, the prevailing market conditions and any applicable regulatory requirements.

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Save as disclosed above, Mr. Shao does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Shao does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no information in relation to the appointment of Mr. Shao that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to his appointment that needs to be brought to the attention of the shareholders of the Company.

The Board would like to welcome Mr. Shao for his appointment as Director of the Company.

By Order of the Board of China Unicom (Hong Kong) Limited Yung Shun Loy Jacky Company Secretary

Hong Kong, 15 March 2017

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Wang Xiaochu, Lu Yimin and Li Fushen

Non-executive director	:	Cesareo Alierta Izuel

Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

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